GeoLogistics Corporation

1251 East Dyer Road, Suite 200

Santa Ana, California 92705

October 11, 2005

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          GeoLogistics Corporation

Request for Withdrawal of Registration Statement on Form S-1

(File No. 333-122119)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), GeoLogistics Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-1 (File No. 333-122119) (together with all exhibits and amendments thereto, the “Registration Statement”).  The Registration Statement was originally filed with the Commission on January 18, 2005.

In connection with the acquisition of the Registrant by PWC Logistics International B.V., the Registrant has decided not to proceed with the initial public offering of shares of its common stock.  The Registration Statement was never declared effective, and no securities were issued or sold pursuant to the Registration Statement.

The Registrant requests, in accordance with rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use, if any.

Accordingly, the Registrant requests that the Commission issue an order consenting to the withdrawal of the Registration Statement as soon as possible.  If you have any questions regarding this request for withdrawal, please contact me at (714) 513-3000 or Robert C. Juelke of Drinker Biddle & Reath LLP at (215) 988-2759.

Sincerely,

/s/ Ronald Jackson

Ronald Jackson
Vice President and General Counsel